Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

CONFIDENTIAL TREATMENT REQUESTED BY PEPGEN INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

April 22, 2022

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins, Kevin Vaughn, Jane Park

and Jeffrey Gabor

Re:	PepGen Inc. – Anticipated Price Range
Registration Statement on Form S-1
File No. 333-264335
CIK No. 0001835597

Ladies and Gentlemen:

On behalf of PepGen Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 28, 2021 (the “Original Comment Letter”) relating to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on October 1, 2021, and subsequently publicly filed by the Company with the Commission on April 15, 2022 (File No. 333-264335) (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range and will be subject to then-current market conditions, as well as further business and market developments affecting the Company.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range shortly preceding the commencement of the Company’s public marketing process. However, all historical dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the current filed Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to James McArthur, Ph.D., President and Chief Executive Officer, PepGen Inc., 245 Main Street, Cambridge, MA 02142, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its initial public offering (“IPO”), before giving effect to an anticipated [***]-to-1 reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

The third-party valuations of the Company’s common stock used to support its recent stock option grants were as follows:

Date of Third-party Valuation	Date of Board Approval of the Third-party Valuation	Fair Value Per Share of Common Stock as of Grant Date
January 31, 2021	March 22, 2021	$2.66
June 30, 2021	August 30, 2021	$8.80
September 13, 2021	September 27, 2021	$11.56
November 1, 2021	November 11, 2021	$10.68
December 31, 2021	February 28, 2022	$11.03

The following table, reproduced from the Registration Statement, summarizes by grant date the number of shares subject to options granted between March 22, 2021, the first date the Company granted options, and March 7, 2022, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value Per Share of Common Stock as of Grant Date	Estimated Per Share Fair Value of Options(1)
March 22, 2021	86,772	$0.00	$2.66	$2.66
March 22, 2021	7,330	$4.87	$2.66	$1.28
March 22, 2021	459,774	$2.66	$2.66	$1.63
March 30, 2021	21,760	$2.66	$2.66	$1.63
April 21, 2021	49,328	$2.66	$2.66	$1.69
August 30, 2021	122,035	$8.80	$8.80	$5.99
September 3, 2021	158,537	$8.80	$8.80	$5.99
September 6, 2021	483,704	$8.80	$8.80	$5.99
September 27, 2021	34,658	$11.56	$11.56	$7.77
November 11, 2021	457,325	$10.68	$10.68	$7.39
December 17, 2021	134,700	$10.68	$10.68	$7.38
February 28, 2022	117,600	$11.03	$11.03	(2)
March 4, 2022	15,000	$11.03	$11.03	(2)
March 7, 2022	47,500	$11.03	$11.03	(2)

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(1)	The per share estimated fair value of options reflects the fair value of options as estimated at the date of grant using the Black-Scholes option-pricing model.
(2)

The Company intends to determine the compensation expense related to the February and March 2022 awards in connection with the preparation of its interim consolidated financial statements for the period ending March 31, 2022. Once determined, the estimate of the grant date fair value of these stock-based awards will be reflected in the financial statements relating to such period.

The Company’s determinations of the fair value of the common stock were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”).

The equity value of the Company was estimated by the market approach. The market approaches applied were the backsolve method, the market adjusted equity value method, and the guideline IPO transactions method. The backsolve method approach estimates the value of the Company’s business by reference to the closest round of equity financing preceding the date of the valuation. The market adjusted equity value method calculates the equity value starting with the equity valuation from the prior valuation date and updates the valuation for changes in market indexes or peer group, and progress in the Company’s research and development activities. The guideline IPO transactions method estimates the value of the Company’s business based on review of peer guideline IPO transactions.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of shares to determine the estimated fair value of its incentive shares at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common stock of the Company by treating the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Consequently, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events.

Additionally, as the Company’s shares represent a non-marketable interest in a private enterprise, an adjustment to the preliminary fair value estimates must be made to account for the lack of liquidity that a holder may experience. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 31, 2021 Valuation

The Board relied, in part, on the results of the January 31, 2021 valuation in its determination of the fair value of common stock of $2.66 per share for its option grants of an aggregate of 624,964 shares on March 22, 2021, March 30, 2021 and April 21, 2021.

The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across two scenarios: (i) an OPM backsolve scenario based on the Company’s Series A-2 convertible preferred stock financing (recent transaction method) being weighted at 90%; and (ii) an IPO scenario (guideline IPO transactions method) being weighted at 10%.

OPM Backsolve Scenario

In the OPM backsolve scenario, the Company’s total equity value was derived using the OPM backsolve method relative to the Company’s $8.0 million Series A-2 convertible preferred stock financing at $11.42 per share in November 2020. The Series A-2 convertible preferred stock financing included an initial issuance of shares of Series A-2 convertible preferred stock and the right to purchase additional shares of Series A-2 convertible preferred stock in two additional tranche closings, whereby the Company was subject to achieving two subsequent scientific- and regulatory-based milestones. As a result, the OPM backsolve considered the initial Series A-2 convertible preferred stock plus the option to purchase shares of Series A-2 stock in two additional tranches to derive the bundle purchase price of the Series A-2 convertible preferred stock equal to $11.42 per share.

The total fair value of equity in the OPM backsolve scenario was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.5 years based on an analysis of potential transactions, which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 71.5% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM backsolve scenario on a minority, non-marketable basis was determined to be $[***].

IPO Scenario

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The enterprise value was based upon the backsolve method into the recent completed Series A-2 convertible preferred stock financing and the guideline IPO transactions. The selected future enterprise value was between the low and 25th percentile of the guideline IPO transactions identified.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.75 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 17.9%. The fair value per share of common stock in the IPO scenario on a minority, non-marketable basis was determined to be $[***].

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Key assumptions used by the Company in the January 31, 2021 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM	Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability	Probability-Weighted Common Stock Value Per Share
IPO	$	[***]	17.9%	$	[***]	10%	$	[***]
Trade Sale	$	[***]	30.0%	$	[***]	90%	$	[***]

In May 2021, the Company completed a repeat-dose study in non-human primates and a duration of effect study in a mouse model of disease, thus achieving the milestones associated with the second tranche closing of the Series A-2 convertible preferred stock financing. Following and in connection with this close, 1,400,558 shares of Series A-2 convertible preferred stock were sold at $11.42 per share for aggregate gross proceeds of $16.0 million. On June 16, 2021, the Company received a Series B convertible preferred stock financing term sheet for a raise of approximately $100 million (final gross proceeds following the closing of the Series B convertible preferred stock financing in July 2021 were $112.5 million). In addition to these scientific and financing events, the Company continued to grow and develop from an organizational perspective between January 31, 2021 and June 30, 2021, and added a Senior Vice President of Chemistry, Manufacturing and Control to its leadership team.

June 30, 2021 Valuation

The Board relied, in part, on the results of the June 30, 2021 valuation in its determination of the fair value of common stock of $8.80 per share for its option grants of an aggregate of 764,276 shares on August 30, 2021, September 3, 2021 and September 6, 2021.

The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across two scenarios: (i) an OPM backsolve scenario based on the Company’s Series B convertible preferred stock financing (recent transaction method) being weighted at 75%; and (ii) an IPO scenario (guideline IPO transactions method) being weighted at 25%.

OPM Backsolve Scenario

In the OPM backsolve scenario, the Company’s total equity value was derived using the OPM backsolve method relative to the Company’s $112.5 million Series B convertible preferred stock financing at $15.55 per share. The valuation was done pro-forma as the Company expected the remaining tranche of the Series A-2 convertible preferred stock and the Series B convertible preferred stock financing to close shortly after the valuation date.

The total fair value of equity in the OPM backsolve scenario was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.0 years based on an analysis of potential transactions, which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 73.0% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM backsolve scenario on a minority, non-marketable basis was determined to be $[***].

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

IPO Scenario

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The enterprise value was based upon the backsolve method into the recent completed Series B convertible preferred stock financing and the guideline IPO transactions. The selected future enterprise value was between the low and 25th percentile of the guideline IPO transactions identified.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.55 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 15.0%. The fair value per share of common stock in the IPO scenario on a minority, non-marketable basis was determined to be $[***].

Key assumptions used by the Company in the June 30, 2021 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM	Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability	Probability-Weighted Common Stock Value Per Share
IPO	$	[***]	15%	$	[***]	25%	$	[***]
Trade Sale	$	[***]	30%	$	[***]	75%	$	[***]

In July 2021, in advance of the Series B convertible preferred stock financing, the existing Series A-2 convertible preferred stockholders exercised their right to purchase the remaining tranche of 1,838,233 shares of Series A-2 convertible preferred stock at $11.42 per share for aggregate gross proceeds of $21.0 million. During the period between June 30, 2021 and September 13, 2021, the Company continued to develop its pipeline and moved into formal Good Laboratory Practice toxicology studies for its lead program. The Company also continued to grow, adding key hires across the research and development and general and administrative organizations. In addition, the Company added an independent member to the Board.

September 13, 2021 Valuation

The Board relied, in part, on the results of the September 13, 2021 valuation in its determination of the fair value of common stock of $11.56 per share for its option grants of an aggregate of 34,658 shares on September 27, 2021.

The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across two scenarios: (i) an OPM trade sale scenario based on the market adjusted backsolve method being weighted at 65%; and (ii) an IPO scenario (guideline IPO transactions method) being weighted at 35%. The valuation took into consideration a September 9, 2021, organization meeting for the IPO and an estimated IPO completion in late 2021.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

OPM Market Adjusted Backsolve Scenario

In the OPM Trade Sale scenario, the Company’s total equity value was derived using the market adjusted backsolve method. This method contemplated the recently completed Series B convertible preferred stock financing, changes in market conditions, and progress on research and development programs between the two valuation dates. The total fair value of equity in the OPM market adjusted backsolve scenario was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.0 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 70.0% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM backsolve scenario on a minority, non-marketable basis was determined to be $[***].

IPO Scenario

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The enterprise value was estimated based on the guideline IPO transactions method and used an enterprise value between the mean and 25th percentile of the guideline IPO transactions identified.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.92 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 10.0%. The fair value per share of common stock in the IPO scenario on a minority, non-marketable basis was determined to be $[***].

Key assumptions used by the Company in the September 13, 2021 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM	Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability	Probability-Weighted Common Stock Value Per Share
IPO	$	[***]	8.0%	$	[***]	35%	$	[***]
Trade Sale	$	[***]	30.0%	$	[***]	65%	$	[***]

In mid-October 2021, the Company received incomplete toxicology data for its lead program, PGN-EDO51. This led to a delay in the Company’s IPO plans and the Company’s regulatory filing plans for PGN-EDO51. From an organizational standpoint, the Company continued to expand and added key leadership hires of a Chief Financial Officer and Executive Vice President of Research and Preclinical Development.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 1, 2021 Valuation

The Board relied, in part, on the results of the November 1, 2021 valuation in its determination of the fair value of common stock of $10.68 per share for its option grants of an aggregate of 592,025 shares on November 11, 2021 and December 17, 2021.

The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across two scenarios: (i) an OPM trade sale scenario based on the market adjusted equity method being weighted at 65%; and (ii) an IPO scenario (guideline IPO transactions method) being weighted at 35%. The valuation took into consideration anticipated delays in the Company’s clinical timeline resulting in an estimated IPO completion in mid-2022.

OPM Market Adjusted Scenario

In the OPM Trade Sale scenario, the Company’s total equity value was derived using the market adjusted method. This method contemplated the starting equity value per the previous valuation, changes in market conditions, and progress on research and development programs between the two valuation dates. The total fair value of equity in the OPM market adjusted scenario was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 1.90 years based on an analysis of potential transactions, which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 73.0% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM backsolve scenario on a minority, non-marketable basis was determined to be $[***].

IPO Scenario

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The enterprise value was estimated based on the guideline IPO transactions method and used an enterprise value between the low and 25th percentile of the guideline IPO transactions identified.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.49 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 8.5%. The fair value per share of common stock in the IPO scenario on a minority, non-marketable basis was determined to be $[***].

Key assumptions used by the Company in the November 1, 2021 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM	Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability	Probability-Weighted Common Stock Value Per Share
IPO	$	[***]	8.5%	$	[***]	35%	$	[***]
Trade Sale	$	[***]	30.0%	$	[***]	65%	$	[***]

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

During November and December 2021, the Company worked to complete analysis of the previously mentioned toxicology data received in October 2021. Through this analysis, the Company determined that the PGN-EDO51 program could progress as previously planned. By December 2021, the Company had completed almost all of the studies required to support a Clinical Trial Application to Health Canada for PGN-EDO51. The Company continued to expand during this period and added an additional independent member and Chair to the Board.

December 31, 2021 Valuation

The Board relied, in part, on the results of the December 31, 2021 valuation in its determination of the fair value of common stock of $11.03 per share for its option grants of an aggregate of 180,100 shares on February 28, 2022, March 4, 2022 and March 7, 2022.

The valuation analysis was performed using the Hybrid Method, estimating the probability-weighted value across three scenarios: (i) an OPM trade sale scenario based on the market adjusted equity method being weighted at 50%; (ii) a Short-Term IPO scenario (guideline IPO transactions method) being weighted at 30%; and (iii) a Long-Term IPO scenario (guideline IPO transactions method) being weighted at 20%.

OPM Market Adjusted Scenario

In the OPM Trade Sale scenario, the Company’s total equity value was derived using the market adjusted method. This method contemplated the starting equity value per the previous valuation, changes in market conditions, and progress on research and development programs between the two valuation dates. The total fair value of equity in the OPM market adjusted scenario was then allocated to the different classes of equity using the OPM allocation framework. Under the OPM allocation framework, the valuation specialist estimated the breakpoints for the different classes of equity and applied the OPM to arrive at the fair value of each class of equity security, including the common stock.

The OPM allocation utilized a probability-weighted term of 2.0 years based on an analysis of potential transactions which considered the Company’s funding status and time to a potential liquidity event. A volatility factor of 70.0% was selected based on an analysis of guideline public companies. The DLOM was concluded to be 30.0%. The fair value per share of common stock in the OPM backsolve scenario on a minority, non-marketable basis was determined to be $[***].

Short-Term IPO Scenario

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The enterprise value was estimated based on the guideline IPO transactions method and used an enterprise value between the low and 25th percentile of the guideline IPO transactions identified.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.41 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 7.5%. The fair value per share of common stock in the Short-Term IPO scenario on a minority, non-marketable basis was determined to be $[***].

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Long-Term IPO Scenario

For the IPO scenario, the future enterprise value at an expected IPO date was discounted to present value and allocated to issued and outstanding shares, which assumed that all shares of preferred stock would convert into shares of common stock. The enterprise value was estimated based on the guideline IPO transactions method and used an enterprise value between the low and 25th percentile of the guideline IPO transactions identified.

The valuation in the IPO scenario estimated the time to a potential liquidity event at 0.92 years based on the Company’s plans and progress in pursuing an initial public offering. A discount rate of 25% was applied. The DLOM in this scenario was concluded to be 10.0%. The fair value per share of common stock in the Long-Term IPO scenario on a minority, non-marketable basis was determined to be $[***].

Key assumptions used by the Company in the December 31, 2021 valuation were as follows:

Scenario	Value of Common Stock Per Share (minority, marketable basis)		DLOM	Value of Common Stock Per Share (minority, minority, non-marketable basis)		Probability	Probability-Weighted Common Stock Value Per Share
Short-term IPO	$	[***]	7.5%	$	[***]	30%	$	[***]
Long-term IPO	$	[***]	10.0%	$	[***]	20%	$	[***]
Trade Sale	$	[***]	30.0%	$	[***]	50%	$	[***]

The principal factors contributing to the increase in the fair value of common stock from the third-party valuation of January 31, 2021 to the third-party valuation of December 31, 2021 were as follows:

•

On May 28, 2021, upon the completion of the first of two defined milestones associated with the second tranche closing of the Series A-2 convertible preferred stock financing, the Company sold 1,400,558 shares of Series A-2 convertible preferred stock at $11.42 per share for aggregate gross proceeds of $16.0 million.

•

On July 2, 2021, in advance of the Series B convertible preferred stock financing, the existing Series A-2 convertible preferred stockholders exercised their right to purchase their remaining shares, and the Company sold 1,838,233 shares of Series A-2 convertible preferred stock at $11.42 per share for aggregate gross proceeds of $21.0 million.

•

On July 30, 2021, the Company entered into the Series B Preferred Stock Purchase Agreement, whereby the Company sold an aggregate of 7,234,766 shares of Series B convertible preferred stock to new and existing investors at a per share price of $15.55 per share for aggregate gross proceeds of $112.5 million.

•

On September 9, 2021, the Company convened an IPO organizational meeting with investment bankers and advisors to preserve the ability to submit a confidential draft registration statement filing to the Commission in October 2021.

•	On October 1, 2021, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

•

The Company, in consultation with its Board and its underwriters, further implemented its plans for a potential IPO in 2022, pending market conditions and SEC review, including incurring additional professional advisor fees, hiring additional employees to support the Company’s organizational growth, and otherwise preparing for post-IPO operations.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

•

During the first half of 2021, the Company achieved a number of scientific milestones, including the completion of a repeat-dose study in non-human primates and a duration of effect study in disease model mice. These milestones triggered the closing of the second tranche of the Series A-2 convertible preferred stock financing.

•

In the second half of 2021, the Company continued to develop its lead product candidates and completed a number of Good Laboratory Practice toxicology studies in the final quarter of 2021. The Company received an incomplete toxicology result in October 2021 which led to a delay in the Company’s lead program, PGN-EDO51. This was resolved through further analysis and by December 2021, the Company had established that PGN-EDO51 could progress as previously planned.

•	Throughout the course of 2021, the Company progressed its organizational build-out, with hires being made across all levels, including senior management.

The Company does not intend to grant any additional equity awards leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to late March 2022, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Following receipt of feedback in late March 2022 from its “testing-the-waters” meetings, the Company commenced discussions with the underwriters regarding investor interest in its IPO. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	the strength and experience of the management team and broader organization; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the December 31, 2021 fair value determination of $11.03 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to the December 31, 2021 third-party valuation:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s valuation of the Company’s common stock as of December 31, 2021, which considered an additional potential outcome. Specifically, in the December 31, 2021 third-party valuation, the probability weightings for the IPO and sale scenarios were 50% and 50%, respectively. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the December 31, 2021 valuation would have been $[***] per share, which approximates the mid-point of the Preliminary Price Range (before giving effect to any DLOM, time value of money or other adjustments).

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock into common stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the common stock.

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any DLOM of the Company’s common stock, which was taken into account in the common stock valuation dated December 31, 2021. The discount for lack of marketability in the valuation that was applied to the short-term and long-term IPO scenarios was 7.5% and 10.0%, respectively.

•

Since March 7, 2022, the last date on which the Company referenced the December 31, 2021 valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including commencing “testing-the-waters” meetings with investors and publicly filing the Registration Statement with the Commission on April 15, 2022.

•

On April 14, 2022, the Board determined that the fair value of the Company’s common stock on a minority, non-marketable basis was $[***] per share as of March 31, 2022 solely for financial reporting purposes to value the Company’s Series A-2 convertible preferred stock warrants.

•

From March 22, 2022 to April 22, 2022, the Company conducted nearly 50 “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

•	On February 9, 2022, the Company submitted a Clinical Trial Application to Health Canada for its lead product candidate, PGN-EDO51.

•

On March 11, 2022, Health Canada authorized the Company’s Clinical Trial Application for its lead product candidate, PGN-EDO51. The Company subsequently initiated a Phase 1 trial, and dosing commenced on April 3, 2022. As such, the Company is now a clinical-stage organization.

•	The Company has continued to build its senior leadership team, and on April 4, 2022, was joined by a Senior Vice President and Head of Clinical Development.

The Company believes the Preliminary Price Range for the IPO is reasonable and appropriate in light of all the considerations outlined above. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies and Estimates–Common Stock Valuations and Stock Option Grants” for additional background regarding its equity grant valuation methodologies to date.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (650) 752-3355.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ James Xu, Esq.
James Xu, Esq.

Cc:	James McArthur, Ph.D., President and Chief Executive Officer, PepGen Inc.